SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL PLC

Transaction in own shares

Prudential plc ("Prudential" or the "Company") announces it has purchased the following number of its ordinary shares of 5 pence each from JP Morgan Securities plc (''JPM'') in accordance with the authority granted by shareholders at the Company's 2025 Annual General Meeting under the arrangement entered into with JPM announced on 6 January 2026.

Date	Trading Venue	Aggregate number of shares purchased	Lowest price per share	Highest price per share	Volume-weighted average price
3 August 2026	XLON	271,750	11.0350	11.2200	11.1228
4 August 2026	XLON	274,080	10.8200	11.0500	10.9137
5 August 2026	AQXE	101,779	9.7080	10.3950	10.2301
5 August 2026	BATE	625,556	9.5220	10.7500	10.2050
5 August 2026	CHIX	166,976	9.6900	10.3950	10.2299
5 August 2026	TRQX	68,442	9.7080	10.4000	10.2288
5 August 2026	XLON	705,459	9.5380	10.9500	10.3559
6 August 2026	XLON	296,421	10.2150	10.4450	10.3143
7 August 2026	XLON	269,314	10.2500	10.6550	10.5017

The Company intends to cancel the repurchased shares. Following these transactions, the Company will have 2,500,847,618 shares in issue and the total number of voting rights in the Company will be 2,500,847,618. This figure may be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

The shares were repurchased from JPM as an on-exchange transaction subject to the Listing Rules of the London Stock Exchange and as an on-market purchase for the purposes of the Hong Kong Code on Share Buy-Backs.

Issuer name: Prudential plc
ISIN: GB0007099541
Intermediary name: JP Morgan Securities plc
Intermediary code: JPMSGB2L
Currency: GBP

Disaggregated information

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018), a full breakdown of the individual trades made by JPM on behalf of the Company is available via the link below.

http://www.rns-pdf.londonstockexchange.com/rns/8482P_1-2026-8-7.pdf

This announcement will also be available on Prudential's website at: LSE - Prudential plc

Since the commencement of the share buy-back programme announced on 6 January 2026, the Company has purchased 53,099,351 ordinary shares in aggregate at a volume weighted average price of 1,089.4063p per ordinary share.

Additional information

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

www.prudentialplc.com

Contact

Media		Investors/analysts
Simon Kutner	+44 7581 023260 UK	Patrick Bowes	+852 2918 5468 HK
Sonia Tsang	+852 5580 7525 HK	William Elderkin	+44 20 3977 9215 UK
		Ming Hau	+44 20 3977 9293 UK
		Bosco Cheung	+852 2918 5499 HK
		Tianjiao Yu	+852 2918 5487 HK

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 August 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary